

Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (323) 252-1246

ATTORNEY ET AL. INC.

**FINANCIAL STATEMENT
(UNAUDITED)**

AS OF

DECEMBER 31, 2018



Mario Marcel of Celtax – Certified Public Accountants
6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (323) 252-1246

Mario Marcel CPA

**To Management
ATTORNEY ET AL. INC.
Redwood City, CA**

I have reviewed the accompanying statements of assets, liabilities and stockholder's equity as of December 31, 2018 for ATTORNEY ET AL. INC. and the statements of revenues and expenses for the period ended December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Mario Marcel, CPA   California Board of Accountancy   Member of AICPA

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Woodland Hills, California
Wednesday, June 13, 2019

ATTORNEY ET AL. INC.
Index to Financial Statements
(unaudited)

Attorney ET AL. LLC	
BALANCE SHEET	
As of December 31, 2018	
(unaudited)	
ASSETS	
Current Assets	
Bank Accounts	
Checking	$10,000.00
Savings	$0.00
Total Bank Accounts	**$10,000.00**
Total Current Assets	**$10,000.00**
Other Assets	
Startup Costs	
Incorporation Costs	$500.00
Internet Mobile Expense	$505.00
Total Startup Costs	**$1,005.00**
Intangibles	
Legal Books for Continuing Legal Education	$500,000.00
Software Program for Social Media Website	$1,500,000.00
Total Intangibles	**$2,000,000.00**
TOTAL ASSETS	**$2,011,005.00**
LIABILITIES AND EQUITY	
Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Owners Investment	$2,011,005.00
Retained Earnings	$0.00
Net Income	$0.00
Total Equity	**$2,011,005.00**
TOTAL LIABILITIES AND EQUITY	**$2,011,005.00**

Attorney ET AL. LLC		
STATEMENT OF OPERATIONS		
For the period July 27, 2018 (Inception) to December 31, 2018		
(unaudited)		
Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Total Expenses	$	**0.00**
Net Operating Income	$	**0.00**
Other Income		
Interest Income		0.00
Total Other Income	$	**0.00**
Net Other Income	$	**0.00**
Net Income	$	**0.00**

Attorney ET AL. LLC	
STATEMENT OF CASH FLOWS	
For the period July 27, 2018 (Inception) to December 31, 2018	
(unaudited)	
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	$1,005.00
Accounts Payable	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$1,005.00**
Net cash provided by operating activities	**$1,005.00**
INVESTING ACTIVITIES	
Owners' Investment	$8,995.00
Net cash provided by investing activities	**$8,995.00**
Net cash increase for period	**$10,000.00**

	Common Shares			APIC		Retained Earnings	Owners Investment		Stockholders' Equity
	Shares	Amount		Amount					
Attorney ET AL, LLC									
STATEMENT OF STOCKHOLDERS' EQUITY									
For the period July 27, 2018 (Inception) to December 31, 2018									
(unaudited)									
Inception, July 27, 2018	-	-		-		-	-		-
Stock Issuance @ Par .0001	-	-		-		-	-		-
Owners Investment	-	-		-		-	2,011,005.00		2,011,005.00
Net Loss	-	-		-		-	-		-
Balance, December 31,2018	-	-		-			2,011,005.00		$2,011,005.00

NOTE 1 – NATURE OF OPERATIONS

ATTORNEY ET AL, INC. was formed on July 27, 2018 in the State of Wyoming. The balance sheet of ATTORNEY ET AL, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

ATTORNEY ET AL, INC.. has completed the development of the its Legal Social Media site. www.attorneyetal.com We are in essence the only game in town, i.e. social media site, offering combining everything that an attorney would want in social media under one site. What is now being done partly piecemeal separately among various media sites would be done completely here for free. It is giving freely:

1. *Free Blogs* such as given by *Facebook*

2. *Free Expert Article Posting* **for which an attorney must pay on** *JDSupra.com*

3. *Free Legal Classified Advertisings* such as offered by **Craigslist**

4. *Free Legal Research Tools*

5. *Free LAWYER TO LAWYER Discussion Boards* which are not offered by anyone for attorneys to attorney

6. *Free CLE Courses* which is not offered by anyone to attorneys

7. *Free ASK A LAWYER Discussion Boards* for the public seeking attorneys for help on their problems and finding an attorney along with specific attorney search features.

Below is a detailed comparison of exactly what is offered now on *Facebook, Twitter* and *LinkedIn* and what we will be providing free.

TABLE OF COMPARABLE SERVICES

	ATTORNEY ET AL	FACEBOOK	LINKEDIN	TWITTER
FREE BLOGS	YES	YES	YES	YES
FREE EXPERT ARTICLE POSTS	YES	NO	NO	NO
FREE LEGAL ADS AND JOB POSTINGS	YES TO BOTH	NO	YES TO JOB POSTINGS	NO
FREE LEGAL RESEARCH AIDS	YES	NO	NO	NO

FREE CLE COURSES	YES	NO	NO	NO
FREE DISCUSSION FORUMS BETWEEN ATTORNEYS	YES	NO	NO	NO
FREE DISCUSSION BOARDS FOR PEOPLE TO POST LEGAL QUESTIONS AND FIND AN ATTORNEY	YES	NO	NO	NO

As stated above, in addition to giving continuing legal education courses away to attorneys for free, Attorney Et Al will also give free web and blog sites to attorneys so they can post their thoughts ideas etc just as on *Facebook* and **Twitter**. In addition to the free cle courses and web sites, Attorney Et Al will have a discussion forum and well as a site for attorneys to post articles. Such an article posting service is currently be doing done at the paid site *JDSupra.com* but it does not offer the free cle or our free web sites. The significance of the free social media attributes is that is allows attorneys to showcase their professional skills. By posting their articles or participating in discussion boards they can advertise their professionalism and legal expertise so as to generate more business. Other attorneys and potential clients can see their articles, use them for research, ask questions and make referrals.

The success of our dedicated legal social media is obvious by the sheer number of free social media services which we will be offering as opposed the other general social media sites, *Facebook, Twitter* and *LinkedIn*. Our success is predicated on both being the first legal social media site for attorneys and also on offering every type of service free which an attorney would seek to make his practice both more effective and profitable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

1.   A rise in competition by other social media companies such as Facebook, TwItter or Linkedin wishing to develop a professional social media operation

2.   A change in the economics of operation of a social meida sire on the Internet

3.   A change in the economy affecting the feasibility of a legal social site,

4.   New legal regulation which make the continuation of the company unfeasible or unprofitable,

These adverse conditions could affect the Company's financial condition and the results of its operations.

Current Assets

The current assets consist of the following:

1, The current proprietary dedicated and comprehensive legal social media web site constructed by the members and contributed to the company during the three year period prior to the inception of the company.

2, The continuing legal education approval in the name of Attorney Et Al which takes two years of operation as a CLE provider to obtain for the states of California Colorado and Florida

3, The copyrights for the seventeen legal books authored by Michael Lynn Gabriel along with the online lectures pertaining thereto

4. The copyrights for the computer programming created and developed in the last three years prior to the company's Inception so as to be able to offer the free services presented on the Internet web site

The fair market value necessary to replicate the entire dedicated legal social media site from scratch is $2,000,000 based on the direct time, efforts and contributions of the members

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Internet advertising on the legal social media site. Once 1 million hits per month on the internet site is attained, the company becomes viable for an Internet advertising contract with either or both of the major Internet advertisers Google AdSense and InfoLinks.

Revenues for advertising hosted on the site will be earned when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a "Limited Liability Company.   Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY
LLC Units

There is only one class of members' equity which is percentage of ownership. No shares in the company are issued. There is only one (1) member who own the 100% interest. as follows;

5 – SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2018:

The company converted the business entity from an LLC to a Corporation as of January 2, 2019. Common shares have also been authorized as of January 2, 2019 which consists of two classes of common shares.

Class A common shares having a total number of twenty five million (25,000,000) voting shares
Class B common shares having a total number of ten million (10,000,000) non voting shares